UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
 Health Blockchain Security Services ("HCISS")

Legal status of issuer

> ***Form***
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization***
> Illinois
>
> ***Date of organization***
> May 1, 2020

Physical address of issuer
7043 South Constance Ave Suite 3A, Chicago, IL 60649

Website of issuer
https://hciss.io/

Name of intermediary through which the Offering will be conducted
ChainRaise Portal

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
3.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Fortress Trust

Type of security offered
Series A Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
1000

Price (or method for determining price)
$100.00

Target offering amount (minimum)
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$480,000.00

Deadline to reach the target offering amount
 October 10, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$16,245.00	$7,150.00
Long-term Debt	$14,400.00	$14,400.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Loss	$16,245.00	$7,150.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 4, 2023

FORM C

Up to $480,000.00

HCISS



Series A Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by HCISS, a Illinois Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series A Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $480,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $20,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Chainraise (the "Intermediary"). The Intermediary will be entitled to receive 3% of the amount related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$20,000.00	$600	$19,400.00
Aggregate Minimum Offering Amount	$100,000.00	$3,000.00	$97,000.00
Aggregate Maximum Offering Amount	$480,000.00	$14,400.00	$465,600.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://hciss.io/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 4, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

CHAINRAISE, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe,"

"may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://hciss.io/

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

You should rely only on the information contained in this Form C.

About this Form C

We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

HCISS (the "Company") is a Illinois Limited Liability Company, formed on May 1, 2020.

The Company is located at 7043 South Constance Ave Suite 3A, Chicago, IL 60649.

The Company's website is https://hciss.io/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Health Blockchain Security Services (HCISS) LLC is a Web3.0 SECaaS Company. We help B2B and B2C businesses interested in blockchain technology securely transition their business operations logic onto the blockchain ecosystem. Using our Cloud Agnostic Infrastructure (BSECAlink), HCISS cybersecurity analytic solutions consist of data security monitoring, API Security as a Service, behavior analytics, network analysis visibility (NAV), security orchestration, automation and dark web and real-time monitoring, forensics and threat intelligence.

The Offering

Minimum amount of Series A Units of SAFE (Simple Agreement for Future Equity) being offered	1000
Total Series A of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	1000
Maximum amount of Series A Units of SAFE (Simple Agreement for Future Equity)	4800
Total Series A Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	4800
Purchase price per Security	$100
Minimum investment amount per investor	$20,000.00
Offering deadline	August 15, 2024
Use of proceeds	See the description of the use of proceeds on a page below hereof.
Voting Rights	See the description of the voting rights on a page below hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

There is a market that currently exist for our products and services.
Although we have identified what we believe to be a need in the market for HCISS products/services, there can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of the HCISS products/services. Potential customers may be unwilling to accept, utilize or recommend any of HCISS proposed products/services. If we are unable to commercialize and market our proposed products/services when planned, we may not achieve any market acceptance or generate revenue.

To date, we have not generated revenue, however, we do foresee generating revenue in the near future which will not be enough and therefore rely on external financing.
We are a startup Company and our business model currently focuses on cybersecurity software development. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Illinois on May 1, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Arundhati Datta who are Advisor/CTO - (from 2022 to Present) of the Company. The Company has or intends to enter into employment agreements with Arundhati Datta although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Arundhati Datta or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital

in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Arundhati Datta in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Arundhati Datta die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's

products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.
The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.
We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology and finance. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide

to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Investors will not become equity holders until the Company decides to convert the Securities into Membership interest or until an IPO or sale of the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into Membership interest (as such term is defined in the Operating Agreement) (the type of equity Securities the Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into Membership interest.

The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Units for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company Unit holder or rights to vote for the election of directors or the board of managers or on any matter submitted to Company Unit holders, or to give or withhold consent to any action or to receive notice of meetings of the Company's members, until Units have been issued on the terms described in Section 1. However, if the Company makes a distribution on outstanding Units (that is not payable in Units) while this Safe is outstanding, the Company will pay the Distribution Amount to the Investor at the same time.

No Inspection or Information Rights.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Investors will receive a pro-rata portion of the proceeds.

If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Liquidation Priority.

In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Units. The Investor's right to receive its Cash-Out Amount is:

Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Units).

Termination.

This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Units to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Determination of Valuation Cap

The valuation cap incorporated in the Securities has been internally determined and bears no specific relationship to any established criteria of value such as book value or earnings, or any combination thereof. No valuation or appraisal of the Company's potential business has been prepared. The "**Post-Money Valuation Cap**" is $12,000,000.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Health Blockchain Security Services (HCISS) LLC is a Web3.0 SECaaS Company. We help B2B and B2C businesses interested in blockchain technology securely transition their business operations logic onto the blockchain ecosystem. Using our Cloud Agnostic Infrastructure (BSECAlink), HCISS cybersecurity analytic solutions consist of data security monitoring, API Security as a Service, behavior analytics, network analysis visibility (NAV), security orchestration, automation and dark web and real-time monitoring, forensics and threat intelligence.

Business Plan

This business plan is prepared for the prospective commencement of Health Blockchain Security Services (HCISS) (hereinafter referred to as "the Business" or "the Company") and for the intended raise of working capital. Kicking off operations from Chicago, HCISS aims to take its vision forward for a digital world of the Blockchain Ecosystem where smart contract security analytics is paramount. The business aims to provide its input to the transition via its value proposition, providing Blockchain Security Analytics (BSECA) as a Service on the Blockchain Ecosystem. Mr. Daniel Addison, as CEO and founder of the Company, will initially facilitate with extensive self efforts for growth of the Company with his prior expertise, knowledge, and capabilities in the blockchain technology and cybersecurity analytics domain. With over 20 years of experience across industries such as Telecommunications, Finance, Healthcare, and Energy. He has also acquired tacit and exploit knowledge via formal educational degrees and professional certifications in these spaces to guide the business to the success that it needs to be. Daniel, over the years has served at various related positions such as Data Scientist, Senior Analytics Consultant, Information Security Specialist, Network Security Engineer and business Systems Analyst for reputable organizations. Please reference BP in number 9 Other Materials Information

History of the Business

Product / Service	Description	Current Market
BSECA Utility Token	The launch of HCISS Web 3 brings with it the introduction of its BSECA utility token platform and a crowdfunding campaign, paving the way for widespread usage of the BSECAlink Oracle node product. This sophisticated platform provides secure data monitoring, improved user experiences for DeFi clients, and the opportunity for prospective users and investors to get their hands on HCISS security services with BSECAlink protocol tokens	DeFi and Fintech Markets
Autonomous Breach Protection (BSECA) Dashboard	At HCISS, we are renowned for our first-class security analytics. Our BSECA Dashboard showcases exceptional Key Performance Indicator (KPI) security analytics metrics, equipping our decentralized finance clients with the ability to recognize and tackle any susceptibilities before a data breach occurs.	DeFi and Fintech Markets
BSECA AI Bot	Our BSECA AI Bot is a security analytics dialogue format model that interacts in a conversational way. This dialogue format model makes it possible for the BSECA AI Bot to proactively alert and report on data security vulnerabilities and anomalies.	DeFi and Fintech Markets
API Security as a Service	Comprehensive and flexible protection of APIs with our managed API security service	DeFi and Fintech Markets
SOAR Microservices	Automate security tools & processes to improve incident response and threat management	Global Markets
Subscription Smart Contracts	Subscription-based services of smart contracts that manage recurring payments and billing.	DeFi and Fintech Markets
Compliance Management	Ensures company operations comply with relevant laws and regulation.	Global Markets
Dark Web Monitoring	Complete protection from potential cyber threats by constantly scanning the dark-web and alerting you of any mentions of your information	Global Markets
HCISS Academy	Our online academy is offering the relevant courses in the fields of blockchain and cybersecurity providing the knowledge and skills relevant in the space	Global Markets

The Company's Products and/or Service

Competition

The Company's primary competitors are Certik, Quantstamp, LinkPool and ChainAnalysis.

The markets for HCISS products and services are highly competitive and HCISS is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. HCISS competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the HCISS include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

No raw materials required at this time.

HCISS are primarily in the business technology consumer, small and medium sized business, and education markets.

Intellectual Property

The Company is dependent on the following intellectual property:

None

Governmental/Regulatory Approval and Compliance

We are not subject to any special government regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entity: None

Other

The Company's principal address is 7043 South Constance Ave Suite 3A, Chicago, IL 60649

The Company has the following additional addresses:

The Company can conduct business remotely in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.00%	$3,000.00	3.00%	$14,400.00
Future Wages	97.00%	$97,000.00	97.00%	$465,600.00
Total	**100.00%**	**$100,000.00**	**100.00%**	**$480,000.00**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Depending on the customer needs and other miscellaneous cost.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Daniel Addison

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Health Blockchain Security Services, LLC
Chief Executive Officer Chicago, Illinois
01/2020 – Present
Effectively manage team of 9 employees in 3 countries.
Continuously develop intensive, ambitious business strategies, short-term goals, and long-term objectives.
Oversee executive leadership, management, company training, and public relations with various media.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

EC-Council
Blockchain Forensics Investigation Author Chicago, Illinois
11/2021 – Present

Authoring the Blockchain Forensics Investigation course.
Develop course outline and guidelines and training videos for the EC-Council students.

Urban City Codes
Cybersecurity Bootcamp Instructor Chicago, Illinois
01/2021 – Present
Guide and teach UCC students to acquire certification by creating action oriented course materials such as syllabi, homework assignments, educational application tools and YouTube training videos. Encourage and motivate the UCC students by asking provocative questions about their background and experiences to help them become self-direct learners, describing the opportunities and highlighting statistical facts of job growth.
Collaborate with UCC leadership for establishing prerequisites of various technology course development for UCC students.

Black Blockchain Consultants
Blockchain Educator | Consultant Chicago, Illinois
11/2019 – Present
Educate and teach Black Blockchain Consultant members on how to participate through series of questions and to be self-direct learners as they acquire Blockchain Technology certification.

Develop and published a Crypto-economics Security 101 course e-Book. http://payhip.com/b/JCeH for the BBC students to use as a guide and reference in preparation for the BC certification.

Describe my journey of education background and professional experience to help BBC students understand dedication it takes to acquire BC certification.

BRG/Prism Healthcare Partners, LTD
Remote Senior Analytics Consultant Chicago, Illinois
09/2018 – 12/2019
Maintain A/R (Accounts Receivable) Management data, preparing reports and preparing data files for analysis, and performing some independent statistical analysis of the data.
Continuously ensure data quality and integrity by scrubbing data files and validating A/R data as it is collected. Provide subject matter expertise for all A/R data related processes and analyses.

Education

University of Illinois at Chicago (UIC) Chicago, Illinois
Masters of Science Degree in Health Informatics 05/2015

DeVry University Chicago, Illinois
Bachelors of Science Degree in Business Technical Management 06/2012
Specialization in Health Services Management
Graduated Magna cum Laude

Officers
The officers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Arundhati Datta

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CDO, PMO, COFOUNDER, ADVISOR, INVESTOR - 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Advisor & Investor of Health Blockchain Security Services (HCISS) LLC 2022-Present After completing YC school in summer 2022, Met Daniel Addison, CEO of HCISS. I have joined HCISS as advisor in program management area and secure funding for HCISS. Background about HCISS : The company provides cybersecurity analytic solutions (known as smart security intelligence) for information technology industries and financial businesses who are interested in adopting the Blockchain Ecosystem. We are developing an Autonomous Breach Protection Dashboard platform to address the security vulnerabilities relating to decentralize applications and cryptocurrencies exchanges. Please check out website - https://hciss.io/, To see our products and services visit

https://BSECAlink.hciss.io Advisor of Fruitstreet 2022-Present I joined the business advisory board at Fruit Street in addition to being an investor as well, to help more people have in Program Management area to prevent Type 2 Diabetes. I am passionate about changing the lives of people by putting the right advanced technologies and tools in their hands, anywhere, anytime, with a community of real time support for success. Senior Technical Program Manager, Collective Health 2022-Present Managing Multiple Programs in area of Cloud Infra structure, Shared services and RPA Bots. Collective Health simplifies employer healthcare with technology solutions that make health benefits work for everyone.

With a range of products and services and by partnering with innovative companies across care delivery, the company helps reinvent the healthcare experience for forward-thinking organizations and their people across the U.S. Collective Health is headquartered in San Francisco, CA with locations in Chicago, IL, and Lehi, UT. Founded in 2013, Collective Health is backed by HCSC, DFJ Growth, GV, NEA, SoftBank Vision Fund, Sun Life Financial, and other leading healthcare and technology investors and advisors.

For more information, please visit collectivehealth.com. Senior Project/Program Manager, RALLY HEALTH, OPTUM DIGITAL DIVISION (UHG Company) 2020 - Present Oversee program management and project management of infrastructure efforts, data migrations, and solutions implementations. Manage programs and projects with 30+ resources (developers, Salesforce admins, QA in Agile Scrum team) across EAP, Salesforce Health Cloud, and IHR teams, as well as OGS offshore teams. Facilitate team Agile Scrum ceremonies: daily standups, sprint reviews, backlog grooming/refinement, sprint planning, and sprint retrospectives, while ensuring delivery in each 2-week sprint using Jira. Use Scrum Agile SAFE methodology to implement best practices in Scrum ceremonies and quarterly planning. Managed budget, scope, timeline, cross-functional resources, and dependencies; addressed project/program challenges and conflicts.

Chief Executive Officer , Founder of a Startup (Rtiva Solutions) 2019 – Present Rtiva Solutions was a technology service provider , when I was working as a contractor for Molina healthcare. Currently Plan is to transform the business to Herbal Pet food solutions. Rtiva.co , It is currently in Stealth mode and plans in progress to launch the product once Testing requirement of Pet food supplements are cleared. Chief Executive Officer , Founder of a Startup (Bayshore Intelligence Solutions LLC) 2019 - Present Bayshore Intelligence Solutions(www.bayshoreintel.com) is one of the leading 360 Degree Intelligent Application and Blockchain Technology Development Company that offers custom app development services to clients globally by using the most advanced technologies.

Bayshore specializes in Machine Learning, Deep Learning & Artificial Intelligence. With our expertise in predictive analysis & modelling, we help our clients navigate in their data-driven digital voyage. Our team of SMEs (comprising of Domain Experts, Data Science Architects, Data Scientist, Full Stack Engineers, Software Engineers, Data Engineers and other Software Professionals) ensure seamless execution of full SDLC & Agile Development of products and services.

We leverage innovative techniques - such as AI modeling, machine learning, robust scenario planning and predictive modeling - to understand your needs, identify risks and opportunities and recommend actions and potential outcomes. The result is reduced costs, minimized risks, optimized processes and major competitive advantages for your organization.

Education

Complete Y-combinator startup school online in June-July 2022. Certified SAFe 5 Agilist, Scaled Agile, Certificate ID: 88574894-9450 Certified Scrum Master, Scrum Alliance, Certificate ID: 00064069 Six Sigma Green Belt, TCS-GE Healthcare Proact BOST Bronze Certified, Provision-Process Modelling Tool Certified, Cisco BS, Electronics & Telecomm Engineering, Institute of Engineering & Management, Kalyani University, India Certificate in Management and Business Administration, University of California Berkeley Extension Communication Excellence Certificate, Berkeley Supply Chain Planning Training, GE Healthcare PMP Coursework Completed, PMI Creating Accountability, Help them Grow or Watch them Go, Teamwork & Communication Essentials, Ellie Mae

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees in United States.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Members Interest

This LLC shall be authorized to obtain and issue certificates representing or certifying membership interests in this LLC. Each certificate shall show the name of the LLC and the name of the member, and shall state that the person named is a member of the LLC. The certificate shall entitle the member to all the rights granted members of the LLC under the articles of organization, certificate of organization, or certificate of formation; the operating agreement; and provisions of law. Each membership certificate shall be consecutively numbered and shall include any additional information considered appropriate for inclusion on membership certificates.

The records book of this LLC shall contain a list of the names and addresses of all persons to whom certificates have been issued, show the date of issuance of each certificate, and record the date of all cancellations or transfers of membership certificates by members or the LLC.

One or more additional persons or entities may be admitted into membership in this LLC as determined by the member. If any new member or members are admitted, the operating agreement shall be amended as appropriate, and, if required, the articles of organization, certificate of organization, or certificate of formation shall also be amended.

Series Tides SAFE

Type of security	Tides SAFE (Simple Agreement for Future Equity)
Amount outstanding	US$25,000.00
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The "Post-Money Valuation Cap" is $4,000,000.00 The "Discount Rate" is 80%.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	The "Post-Money Valuation Cap" is $4,000,000.00 The "Discount Rate" is 80%.

The Company has the following debt outstanding: None
The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Ownership

A majority of the Company is owned by Daniel Addison.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Daniel Addison	70.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The HCISS ("Company") received its first funding round of $25,000 on 11/1/2022. Following the funding, we don't have enough liquidity to execute our business plan until 12/31/2023. We intend to be profitable by 3/31/2024. Our significant challenges are developing, sales and marketing a viable product in a competitive environment and sourcing consistent third-party manufacturers to ensure we have sufficient quantities of our product when necessary.

The Company intends to improve profitability in the next 12 months. Focusing on Sales to acquire clients. 2. Continue developing MVP of our Secure Cloud Agnostic platform "BSECAlink." 3. Development of a Go-To-Market strategy for growth.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $1500 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 4,800 Series A Units of SAFE (Simple Agreement for Future Equity) for up to $480,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 10, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $480,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Fortress Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the

Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $20,000.00.

The Offering is being made through Chainraise, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
3.0% of the amount raised

Stock, Warrants and Other Compensation
None

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Series A SAFE instrument agreement in conjunction with the following summary information.

Authorized Capitalization

See Capitalization and Ownership section above.

Not Currently Equity Interests

The Securities, when initially issued, will not be equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Determination of Valuation Cap
The valuation cap incorporated in the Securities has been internally determined and bears no specific relationship to any established criteria of value such as book value or earnings, or any combination thereof. No valuation or appraisal of the Company's potential business has been prepared. The "**Post-Money Valuation Cap**" is $12,000,000.

Dividends
The Securities do not entitle the Investors to any dividends.

Conversion

Equity Financing.

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of Safe Preferred Units equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into Safe Preferred Units, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Units, with appropriate variations for the Safe Preferred Units if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

Refer to Exhibit B - Series A SAFE Agreement.

Liquidity Event.

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of Units equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

If any of the Company's Unit holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's Unit holders, or under any applicable laws.

Refer to Exhibit B - Series A SAFE Agreement.

Dissolution Event.

If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Refer to Exhibit B - Series A SAFE Agreement.

Termination.

This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Units to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

Refer to Exhibit B - Series A SAFE Agreement.

Voting and Control.

The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Units for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company Unit holder or rights to vote for the election of directors or the board of managers or on any matter submitted to Company Unit holders, or to give or withhold consent to any action or to receive notice of meetings of the Company's members, until Units have been issued on the terms described in Section 1. However, if the Company makes a distribution on outstanding Units (that is not payable in Units) while this Safe is outstanding, the Company will pay the Distribution Amount to the Investor at the same time.

Anti-Dilution Rights.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors or board of managers in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all Unit holders who have equal priority to the Investor under Section 1(d).

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reorganization to change the Company's domicile.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Health Blockchain Security Services (HCISS)
_____
(Issuer)

Daniel Addison
_____
(By)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of
the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Daniel Addison
_____
(Signature)

Daniel Addison
_____
(Name)

CEO
_____
(Title)

October 6, 2023
_____
(Date)

/s/Arundhati Datta
_____
(Signature)

Arundhati Datta
_____
(Name)

CDO
_____
(Title)

October 6, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Daniel Addison , being the founder of Health Blockchain Security Services LLC, a Limited Liability Company (the "Company"), hereby certify as of this date that:

i. the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

ii. while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements accurately reflects the information that would be reported in such tax returns.

/s/Daniel Addison
_____
(Signature)

Daniel Addison
_____
(Name)

CEO
_____
(Title)

October 6, 2023
_____
(Date)

/s/Arundhati Datta
_____
(Signature)

Arundhati Datta
_____
(Name)

CDO
_____
(Title)

October 6, 2023

_____

(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   SAFE Agreement
Exhibit C   Video Scription

EXHIBIT A

Financial Statements

HEALTH BLOCKCHAIN SECURITY SERVICES (HCISS)

FINANCIAL STATEMENTS

FOR THE SIX MONTHS PERIOD
ENDED DECEMBER 31st, 2022

HEALTH BLOCKCHAIN SECURITY SERVICES
PROFIT OR LOSS STATEMENT
FOR THE PERIOD ENDED December 31, 2022

	Note	Jan to Dec
		$
Revenue		-
Cost of services	2	(1,200)
Gross Loss		**(1,200)**
Expenses		
Salaries and payroll	3	(12,765)
Contractors	4	(480)
Miscellaneous		(3,000)
Operating Loss		**(16,245)**
Loss on ordinary activities before taxation		(16,245)
Tax on profit / (loss) on ordinary activities		-
Net Loss		**(16,245)**

HEALTH BLOCKCHAIN SECURITY ERVICES
BALANCE SHEET
AS AT DECEMBER 31, 2022

	Jan to Dec - 2022
	$
ASSETS	
Non-Current Assets	
Equipment	-
Total Non-Current Assets	-
Current Assets	
Accounts Receivable	
- Inventory	
Cash and Bank	-
Total Current Assets	
Total Assets	-
LIABILITIES & EQUITY	
Non-Current Liabilities	
Office - Rent	14,400
Total Non-Current Liabilities	**14,400**
Current Liabilities	
Trade Payable	-
Tax Payable	-
Other Current Liabilities	16,245
Total Current Liabilities	16,245
Total Liabilities	**30,645**
Equity	
Opening Balance Equity	-
Owner's Investment	-
Owner's Withdrawal	-
Retained Earnings	-
Net Profit / (Loss)	(30,645)
Total Equity	**(30,645)**
Total Liabilities and Equity	-

HEALTH BLOCKCHAIN SECURITY SERVICES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DEC 31, 2022

1. Status and nature of business

Health Blockchain Security Services (HCISS) is a Pre-Revenue Web 3.0 AI-Cybersecurity Company that will leverage the cloud-delivery model to provide managed security and compliance services for Blockchain Technology clients

	Jan to Dec - 2022 $
2. Cost of services	
AWS Services	1,200
	1,200
3. Salaries and payroll	
Deniz	5,725
Daniel	4,940
Washington	2,100
	12,765
4. Contractors	
Jason - Content writer	300
	300
Yahya Yoor – Financial Consultant	180
	480

EXHIBIT B

SAFE Agreement

POST- MONEY VALUATION CAP

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

HEALTH BLOCKCHAIN SECURITY SERVICES, LLC

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by_____ (the "**Investor**") of $480,000 (the "**Purchase Amount**") on or about_____, Health Blockchain Security Services, LLC, a body corporate based in Illinois (the "**Company**"), issues to the Investor the right to receive certain membership interests of the Company subject to the terms described below.

If the Company has been converted into a corporation at the time of an event described in Section 1, then at the time of such event, (a) all references to "Units" or "membership interests" shall instead refer to "Capital Stock" or "shares"; (b) all references to "Preferred Units" shall instead refer to "Preferred Stock"; (c) all references to "Unit holders" shall instead refer to "stockholders"; and (d) any and all corresponding changes to reflect the existence of the Company as a corporation rather than a limited liability company shall be made, *mutatis mutandis*.

The "**Post-Money Valuation Cap**" is $12,000,000.

See **Section 2** for certain additional defined terms.

1. Events

(a)   **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of Safe Preferred Units equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into Safe Preferred Units, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Units, with appropriate variations for the Safe Preferred Units if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b)   **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of Units equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's Unit holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's Unit holders, or under any applicable laws.

POST-MONEY VALUATION CAP

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors or board of managers in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all Unit holders who have equal priority to the Investor under Section 1(d).

    (c)   **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

    (d)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Units. The Investor's right to receive its Cash-Out Amount is:

    (i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Units);

    (ii) On par with payments for other Safes and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Units in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Units other than Preferred Units.

The Investor's right to receive its Conversion Amount is (A) on par with payments for other Safes and/or Preferred Units who are also receiving Conversion Amounts or Proceeds on a similar as-converted basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

    (e)   **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Units to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. Definitions

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities or interests of the Company having the right to vote for the election of members of the Company's board of directors or board of managers, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities or interests of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities or interests of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted basis):

- Includes all Units issued and outstanding;

POST-MONEY VALUATION CAP

- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Price**" means the either: (1) the Safe Price, calculation results in a greater number of Safe Preferred Units.

"**Converting Securities**" includes this Safe and other convertible securities or interests issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities or interests that have the right to convert into Units.

"**Direct Listing**" means the Company's initial listing of its securities (other than securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing securities of the Company for resale, as approved by the Company's board of directors or board of managers. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution, cancellation or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Distribution Amount**" means, with respect to any date on which the Company makes a distribution on its outstanding Units, the amount of such distribution that is paid per Unit multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the distribution date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Units at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public

offering of its securities pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted basis):

- Includes all Units issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
  · Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation Preferred Units) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and · Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, phantom stock options, profits interests, warrants or similar securities, vested or unvested.

"**Preferred Units**" means the most senior equity issued by the Company in an Equity Financing.

"**Proceeds**" means cash and other assets (including without limitation unit or interest consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Unit's price, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to Units, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Units**" means the Preferred Units issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the Standard Preferred Units, other than with respect to: (i) the Unit liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any distribution rights, which will be based on the Conversion Price.

"**Safe Price**" means the price per Unit equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Units**" means the Preferred Units issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all Units that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

"**Units**" means the units of membership interests which have been authorized and issued to the Company's members, including the Preferred Units.

3. Company Representations

(a) The Company is a body corporate duly organized, validly existing and in good standing under the laws of its state of organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of formation or limited liability company agreement, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it

-4-

is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Safe, other than: (i) the approvals required by the Company's limited liability company agreement or operating agreement; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary approvals for the authorization of Units issuable pursuant to Section 1.

(e)   To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. Investor Representations

(a)   The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. Miscellaneous

(a)   Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in

the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Units for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company Unit holder or rights to vote for the election of directors or the board of managers or on any matter submitted to Company Unit holders, or to give or withhold consent to any action or to receive notice of meetings of the Company's members, until Units have been issued on the terms described in Section 1. However, if the Company makes a distribution on outstanding Units (that is not payable in Units) while this Safe is outstanding, the Company will pay the Distribution Amount to the Investor at the same time.

(d)   Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reorganization to change the Company's domicile.

(e)   In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of Chicago, without regard to the conflicts of law provisions of such jurisdiction.

(g)   The parties acknowledge and agree that solely for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

POST-MONEY VALUATION CAP

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

COMPANY:

By:_____
Daniel Addison, Founder & CEO

INVESTOR:

By: _____

,

EXHIBIT C

Video Transcription

HCISS PITCH DECK VIDEO SCRIPT - 150" (2½ minutes)

	VOICEOVER:	VISUAL:
1	Greetings! My name is Daniel and I'm a data scientist, cybersecurity professional and teacher.	We open with our main character, Daniel, standing in front of a whiteboard. On the whiteboard we see dashboards, graphs and analytics.
		We see text pop ups appear beside Daniel saying: • Data scientist • Cybersecurity professional and teacher
	I am the CEO and founder of Health Blockchain Security Services known as HCISS.	Daniel flips the white board around to the other side and we see the HCISS logo on the whiteboard.
2	What are we?	ONSCREEN TEXT: What are we?
3	We are a Blockchain Cybersecurity Analytics Company. We combine data science and cybersecurity to help bring businesses securely into the IT modernization digital world of blockchain technology.	We cut to see Daniel in an office with some workers in the background typing on their computers. We see an icon for data science and one for cybersecurity appear beside Daniel. These icons merge into one to create an icon of a blockchain model (which is boxes that are linked together with lines) we see a lock appear in the middle of the blockchain.
4	What is Cybersecurity Analytics?	ONSCREEN TEXT: What is Cybersecurity Analytics?
5	It is the expert study of operational analytics using auto machine learning and artificial intelligence to significantly mitigate the advances of cyber threats to the blockchain ecosystem.	We cut to see a new character wearing glasses and analyzing data on a large computer monitor with the heading "Operational Analytics". Under the heading we see graphs, code, and icons for auto machine learning and artificial intelligence.
		TEXT: Mitigate the advances of cyber threats to the blockchain ecosystem
6	What does HCISS do?	ONSCREEN TEXT: What does HCISS do?

53

7	We are offering a solution to very serious security threats that has impacted, not just to the blockchain businesses, but to the clients they serve.	We see Daniel back in the office pointing to a floating screen. At the top of the screen we see the HCISS logo. Under the logo we see a large business building that is connected to many customer icons. We see a dots of data that flow from the business to the customers.
	This solution will prevent hackers from attacking security vulnerabilities within the blockchain and smart contracts in particular.	We cut to see a hacker character at their computer with a cheeky grin. We see onscreen text saying: $2 billion in theft since 2017. Above the hackers computer we see a smart contract icon that a cursor clicks on. The lock from the HCISS logo appears on the smart contract with a text pop up saying "Smart Contract Secured – Access Denied". The hacker looks shocked.
	Our solution is a blockchain security analytics business model called: Blockchain Cybersecurity Analytics or BSECA as a Service.	We zoom into the lock on the smart contract icon to reveal the HCISS logo and next to it we see text saying: Blockchain Cybersecurity Analytics or BSECA as a Service.
8	What is BSECA as a Service?	ONSCREEN TEXT: What is BSECA as a Service?
9	BSECA as a Service is an Autonomous Breach Protection e-Governance platform that addresses and prevents the forging of smart contracts, advanced cybersecurity vulnerabilities and threats relating to smart contracts.	We see a new businesswoman character using her laptop. On the laptop screen we see the BSECA as a Service platform in action as a smart contract is scanned and protected – we see the analytics from the smart contact appear on screen. We see a checklist appear beside the laptop saying: BSECA as a Service prevents: • Forging of smart contracts • Advanced cybersecurity vulnerabilities and threats
10	What are smart contracts?	ON SCREEN TEXT: What are smart contracts?
11	Smart contracts are digital contracts that create a binding agreement between two parties.	We see two new characters at their computers in separate rooms. A line appears between their computers to connect them and a contract titled "Smart Contract" appears and is connected in the middle of the lines. The smart contract then flies out of the frame.
12	Why is cybersecurity important?	ON SCREEN TEXT: Why is cybersecurity important?

13	Once smart contracts are deployed, it's hard to fix vulnerabilities or bugs, which is why HCISS uses machine learning and artificial intelligence to detect and resolve these issues.	We see the smart contract from before that flies into this new frame and onto a computer screen being used by a new character. A virus icon appears on the smart contract. The computer scans the document (we see an icon for machine learning and artificial intelligence appear). The virus icon is then erased and a green check mark appears on the smart contract.
14	Blockchain is a digital ledger of transactions across a network, and cryptocurrency is digital currency that's distributed through the blockchain.	We see a blockchain visual consisting of connected boxes that form a digital network. We then see a cryptocurrency coin appear on one of the boxes that is then distributed to the rest of the boxes (each box now has a cryptocurrency coin), creating a flowing/conveyor belt visual of moving coins.
15	Why invest in our Autonomous Breach Protection platform BSECA as a Service?	ON SCREEN TEXT: Why invest in our Autonomous Breach Protection platform BSECA as a Service?
16	Smart contract-related theft is on the rise. 2016 alone saw $1.5 billion in losses, which rose to $4.2 billion in 2020. The security analytics market is projected to grow from $7.8 billion in 2019 to $18.1 billion by 2024, While the smart contract market is projected to rise from $109.8 million in 2019 to $208.3 million in 2025.	We see a bar graph with the heading "Smart Contract Theft". We see a bar titled 2016 rise to the figure $1.5 billion. Another bar appears beside it titled 2020 that rises to the figure showing $4.2 billion. We pan right to see a line graph titled "Security Analytics Market" with a line starting at the bottom of the graph at 2019 rising to $7.9 billion which rises further up to hit $18.1 billion in 2024. Cut to see a single rising bar titled "Smart Contract Market" at the top. Under the bar it says 2019. Inside the bar itself we see the $109.8 million figure. The bar continues to rise and the figure inside the bar changes to $208.3 million while the year under the bar changes to 2025.
17	This makes cybersecurity a necessity and investing in it a no-brainer!	We zoom out from the previous figure of the rising bar to see it on the whiteboard with our Daniel character pointing to it.
18	What are you waiting for? Invest in HCISS – The future of cybersecurity is safe with us!	We close with the dynamic banner showing the HCISS logo and animating shield. Under this we see text showing links to the icons of various social platforms: Email: daniel.addison@hciss.io YouTube:

	https://www.youtube.com/channel/UCVzqbxY5WoL6dhABXlj5mdQ **LinkedIn:** https://www.linkedin.com/company/health-blockchain-security-services-hciss/ **Website:** https://hciss.io **Facebook:** https://www.facebook.com/Health-Blockchain-Security-Services-HCISS-LLC-756609304405798